UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            ORTEC INTERNATIONAL, INC.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    68749B108
                                    ---------
                                 (CUSIP Number)

                                 April 30, 2003
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

CUSIP NO.68749B108                                             Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                       1,153,900
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                      0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                      1,153,900
    With
                            8             Shared Dispositive Power
                                                0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                1,153,900

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                  [  ]

11       Percent of Class Represented By Amount in Row (9)

                                  4.35%

12       Type of Reporting Person (See Instructions)

                  IA

                                                               Page 3 of 6 Pages



Item 1(a)         Name of Issuer:

                  Ortec International, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  3960 Broadway, New York, New York 10032

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Mr. George Soros ("Mr. Soros"). This statement relates to the Shares (as defined herein) held for the accounts of Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners") and Lupa Family Partners, a New York limited partnership ("Lupa"). Soros Fund Management LLC, a limited liability company formed under the laws of the State of Delaware ("SFM LLC"), serves as principal investment manager to Quasar Partners and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Mr. Soros is the Chairman of SFM LLC and in such capacity may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of Quasar Partners. Mr. Soros, by virtue of his position as general partner of Lupa, may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of Lupa.

Item 2(b)         Address of Principal  Business  Office or, if None, Residence:

                  The address of the principal business office of Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)         Citizenship:

                  Mr. Soros is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 Par Value (the "Shares").

Item 2(e)         CUSIP Number:

                  68749B108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Mr. Soros may be deemed the beneficial owner of 1,153,900 Shares. This number includes (A) 722,328 Shares held for the account of Quasar Partners and (B) 431,572 Shares held for the account of Lupa.

                                                               Page 4 of 6 Pages

Item 4(b)         Percent of Class:

                  The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 4.35% of the total number of Shares outstanding (based upon information in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2002 filed on April 15, 2003, the number of Shares outstanding as of April 7, 2003 was 26,547,768).

Item 4(c)         Number of shares as to which such person has:

      Mr. Soros

      (i)      Sole power to vote or to direct the vote:               1,153,900

      (ii)     Shared power to vote or to direct the vote:                     0

      (iii)    Sole power to dispose or to direct the disposition of:  1,153,900

      (iv)     Shared power to dispose or to direct the disposition of:        0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.           Ownership  of  More  than  Five  Percent on Behalf of Another
                  Person:

                       (i) The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                       (ii) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Lupa in accordance with their partnership interests in Lupa.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                               Page 5 of 6 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 6 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  April 30, 2003                            GEORGE SOROS



                                                 By: /s/ Jodye Anzalotta
                                                      --------------------------
                                                      Jodye Anzalotta
                                                      Attorney-in-Fact